UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-188772, 333-75258, 333-136463, 333-174883, 333-196664

Airgas, Inc.

(Exact name of registrant as specified in its charter)

259 North Radnor-Chester Road, Suite 100

Radnor, PA 19087-5283

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.650% Senior Notes due 2018

3.050% Senior Notes due 2020

2.375% Senior Notes due 2020

2.900% Senior Notes due 2022

3.650% Senior Notes due 2024

Deferred Compensation Obligations*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

1.650% Senior Notes due 2018	55
3.050% Senior Notes due 2020	34
2.375% Senior Notes due 2020	51
2.900% Senior Notes due 2022	33
3.650% Senior Notes due 2024	20
Deferred Compensation Obligations	109

*	Deferred compensation obligations are unsecured obligations of Airgas, Inc. to pay deferred compensation in the future in accordance with the terms of the Airgas, Inc. Deferred Compensation Plan and Deferred Compensation Plan II for eligible employees.

Pursuant to the requirements of the Securities Exchange Act of 1934, Airgas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AIRGAS, INC.

	By:	/s/ Robert H. Young, Jr.
Date: June 2, 2016	Name:	Robert H. Young, Jr.
	Title:	Senior Vice President and General
Counsel